GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
8515 East Orchard Road
Greenwood Village, CO 80111

April 22, 2016

VIA EDGAR

Patrick Scott, Senior Counsel
Division of Investment Management, Disclosure Review Office No. 3
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Great-West Life & Annuity Insurance Company (“Company”)
Great-West SecureFoundation Group Fixed Deferred Annuity Certificate
File No. 333-194437

Mr. Scott:

Pursuant to our telephone discussion on April 18, 2016, the SEC Staff had only the following comments on the above-captioned registration statement on Form S-1:

1) Please update the auditor’s consent exhibit.
2) Please provide the date of the prospectus.
3) Please file a Request for Acceleration.
4) Please provide the standard ‘Tandy’ representations.

This letter confirms that each of the Staff’s comments has been complied with, and that the Company has made no material changes since the prior filing. Additionally, this letter confirms that prospectuses for the underlying funds are provided to interested parties along with the prospectus from this Registration Statement.

The Company acknowledges that, with respect to the above-referenced filing:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A Request for Acceleration from the Company and from the principal underwriter accompanies this filing, seeking acceleration of the effectiveness of the registration statement to April 29, 2016. Any assistance you can provide to the Company to assist it in meeting this request would be very much appreciated.
Please do not hesitate to call the undersigned at (303) 737-0415 with any questions or comments concerning this response. We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Brian G. Stallworth
Brian G. Stallworth, Counsel
Great-West Life & Annuity Insurance Company

Enclosure

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
8515 East Orchard Road
Greenwood Village, CO 80111

April 22, 2016

Via Edgar Correspondence

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Great-West Life & Annuity Insurance Company (“Company”)
Post-Effective Amendment No. 3 to Registration Statement on Form S-1
File No. 333-194437

Commissioners:

The Company and GWFS Equities, Inc. (“Underwriter”), as principal underwriter of the Certificates that are the subject to the above-referenced Registration Statement, each hereby requests, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the Registration Statement effective on April 29, 2016 or as soon prior to or thereafter as practicable.

To our knowledge, no distribution of copies of the Registration Statement or the prospectus included therein has been made to prospective investors. Distributions thereof have been made only for purposes of internal use by Registrant and for regulatory filings.

Registrant and Underwriter each submits that this request satisfies the standards of Rule 461 and is consistent with the public interest and the protection of investors.

Sincerely,

Great-West Life & Annuity             GWFS Equities, Inc.
Insurance Company

By:                             By:
/s/ Jenny Glowacki                    /s/ Teresa L. Luiz_________
Jenny Glowacki                    Teresa L. Luiz
Vice President                        Compliance Officer

cc:    Patrick F. Scott
Division of Investment Management, Disclosure Review Office No. 3